SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                             ----------------------

                     AMERICA FIRST APARTMENT INVESTORS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    02363X104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             ----------------------

     Michael L. Ashner                                     David J. Heymann
   Winthrop Realty Trust                              Post Heymann & Koffler LLP
      7 Bulfinch Place                                Two Jericho Plaza, Wing A
         Suite 500                                            Suite 111
Boston, Massachusetts 02114                            Jericho, New York 11753
       (617) 570-4614                                       (516) 681-3636

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 02363X104                    13D/A
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Winthrop Realty Trust
      I.R.S. I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OR 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     794,856
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            794,856
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      794,856 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02363X104                    13D/A
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      WRT Realty L.P.
      I.R.S. I.D. No. 20-1457531
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OR 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     794,856
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            794,856
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      794,856 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 7 amends certain information contained in the Schedule 13D filed jointly by Winthrop Realty Trust (formerly known as First Union Real Estate Equity and Mortgage Investments), an Ohio business trust, and WRT Realty L.P. (formerly known as First Union REIT, L.P.), a Delaware limited partnership (collectively "Winthrop"), with respect to its ownership interest America First Apartment Investors, Inc., a Maryland corporation, on October 6, 2005, as amended by Amendment No. 1 to Schedule 13D dated November 18, 2005, as further amended by Amendment No. 2 to Schedule 13D dated November 30, 2005, as further amended by Amendment No. 3 to Schedule 13D dated January 4. 2006, as further amended by Amendment No. 4 to Schedule 13D dated February 1, 2006 as further amended by Amendment No. 5 to Schedule 13D dated May 31, 2006 and as further amended by Amendment No. 6 to Schedule 13D dated September 28, 2006 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is amended as follows:

      The source of funds to acquire the 794,856 Shares was provided from the working capital of Winthrop at a total cost of $10,039,415.

      Item 4. Purpose of Transaction.

      Item 4 is hereby amended by adding the following:

      On April 11, 2007, Winthrop sent to the Issuer a letter expressing Winthrop's belief that the process being utilized by the Issuer in seeking a sale of the Issuer is flawed to the detriment of all non-management shareholders. A copy of the letter sent to the Issuer is attached hereto as
Exhibit 1.

      Item 5. Interest of Securities of the Issuer.

      Item 5(a) and (b) is amended to as follows:

      (a) At the close of business on April 11, 2007, Winthrop directly owned 794,856 Shares representing 7.2% of the total outstanding Shares. The foregoing is based upon 11,045,588 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2006 filed with the Securities and Exchange Commission on March 7, 2007.

      (b) Winthrop has the sole power to vote and dispose of 794,856 Shares owned by Winthrop.

      Item 7. Materials to be Filed as Exhibits.

      Item 7 is amended by adding the following:

      1.    Letter from Winthrop to the Issuer dated April 11, 2007.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 11th day of April, 2007.

                                     WINTHROP REALTY TRUST


                                     By: /s/ Michael L. Ashner
                                         ---------------------------------------
                                         Michael L. Ashner
                                         Chairman and Chief Executive Officer


                                    WRT REALTY L.P.

                                    By: Winthrop Realty Trust
                                        General Partner


                                        By: /s/ Michael L. Ashner
                                            ------------------------------------
                                            Michael L. Ashner
                                            Chairman and Chief Executive Officer